EXHIBIT 99.1

Addex Provisional 2024 Third Quarter Results Showed Net Loss Compared to Second Quarter 2024

Nine-month Results Remain On Track for Net Profit

Ad Hoc Announcement Pursuant to Art. 53 LR

Geneva, Switzerland, November 11, 2024 - Addex Therapeutics (SIX/NASDAQ: ADXN), a clinical-stage biopharmaceutical company focused on developing a portfolio of novel small molecule allosteric modulators for neurological disorders, announced today that its provisional third quarter net results decreased significantly compared to the second quarter 2024.

The provisional result for the third quarter of 2024 show a net loss of CHF 1.5 million compared to a net profit of CHF 12.9 million for the second quarter of 2024. The decrease of CHF 14.4 million is primarily due to the sale of part of the Addex business to Neurosterix during the second quarter of 2024, which generated a non-recurring net gain of CHF 14.0 million. Addex expects to generate quarterly losses in future.

The provisional result for the nine-month period ended September 30, 2024, remains positive and amounts to a net profit of CHF 8.3 million compared to a net profit of CHF 9.8 for the six-month period ended June 30, 2024.

The Addex cash position amounted to CHF 3.3 million as of September 30, 2024.

The third quarter and nine-month results are still under review and could be subject to change before their final publication.

Addex will issue its third quarter 2024 Financial Results on November 22, 2024. Tim Dyer, CEO and Mikhail Kalinichev, Head of Translational Science, will provide a business update during a teleconference and webcast for investors, analysts and media at 16:00 CET (15:00 GMT / 10:00 EST / 07:00 PST) the same day.

Title: Addex Therapeutics Q3 2024 financial results and corporate update
Date:   November 22, 2024
Time: 16:00 CET (15:00 GMT / 10:00 EST / 07:00 PST)

Joining the Conference Call:

  Participants are required to register in advance of the conference using the link provided below. Upon registering, each participant will be provided with Participant Dial-in numbers, and a unique Personal PIN.

  In the 10 minutes prior to the call’s start time, participants will need to use the conference access information provided in the e-mail received at the point of registering. Participants may also use the call me feature instead of dialing the nearest dial in number.

Webcast registration URL: https://edge.media-server.com/mmc/p/gttu5dw9

Conference call registration URL: https://register.vevent.com/register/BIb069acb5b9074ca781bc6e22b5426dc2

About Addex:
Addex Therapeutics is a clinical-stage biopharmaceutical company focused on developing a portfolio of novel small molecule allosteric modulators for neurological disorders. Addex’s lead drug candidate, dipraglurant (mGlu5 negative allosteric modulator or NAM), is under evaluation for future development in brain injury recovery, including post-stroke and traumatic brain injury recovery. Addex’s partner, Indivior, has selected a GABAB PAM drug candidate for development in substance use disorders and expects to start IND enabling studies in H1 2025. Addex is advancing an independent GABAB PAM program for chronic cough and expects to start IND enabling studies in 2025. Addex also holds a 20% equity interest in a private company, Neurosterix LLC, which is advancing a portfolio of allosteric modulator programs, including M4 PAM for schizophrenia, mGlu7 NAM for mood disorders and mGlu2 NAM for mild neurocognitive disorders. Addex shares are listed on the SIX Swiss Exchange and American Depositary Shares representing its shares are listed on the NASDAQ Capital Market, and trade under the ticker symbol “ADXN” on each exchange. For more information, visit www.addextherapeutics.com

Contacts:

Tim Dyer Chief Executive Officer Telephone: +41 22 884 15 55 PR@addextherapeutics.com	Mike Sinclair Partner, Halsin Partners Telephone: +44 7968 022075 msinclair@halsin.com

Addex Forward Looking Statements:
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including statements about the intended use of proceeds of the offering. The words “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “target” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Any forward-looking statements in this press release, are based on management's current expectations and beliefs and are subject to a number of risks, uncertainties and important factors that may cause actual events or results to differ materially from those expressed or implied by any forward-looking statements contained in this press release, including, without limitation, uncertainties related to market conditions. These and other risks and uncertainties are described in greater detail in the section entitled “Risk Factors” in Addex Therapeutics’ Annual Report on Form 20-F for the year ended December 31, 2023, as filed with the SEC on April 18, 2024, the final prospectus supplement and accompanying prospectus and other filings that Addex Therapeutics may make with the SEC in the future. Any forward-looking statements contained in this press release represent Addex Therapeutics’ views only as of the date hereof and should not be relied upon as representing its views as of any subsequent date. Addex Therapeutics explicitly disclaims any obligation to update any forward-looking statements.